

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

July 31, 2012

Via E-Mail
Mr. Keith A. Helming
Chief Executive Officer
AerCap Aviation Solutions B.V.
Stationsplein 965
1117 CE Schiphol Airport
The Netherlands

Re: AerCap Aviation Solutions B.V.
AerCap Holdings N.V.
Pre-effective Amendment 1 to Registration Statement on Form F-4
Filed July 23, 2012
File No. 333-182169

Dear Mr. Helming:

We reviewed the above-captioned filing and have the following comments.

General

1. We note your response to comment one in our letter dated July 12, 2012. Please revise the prospectus to include the disclosure required by Rule 3-10(b)(4) of Regulation S-X.

Exhibit 5.2

2. Please revise the language appearing in section 5 on page 4 of Exhibit 5.2 that indicates that "[t]he statements contained in the Registration Statement…to the extent such statements constitute matters of Netherlands tax law or legal conclusions…are correct in all material respects. . . ." Both the short form tax opinion and the tax disclosure in the prospectus must state clearly that the disclosure in the prospectus is the opinion of the named counsel.

Mr. Keith Helming
AerCap Aviation Solutions B.V.
July 31, 2012
Page 2

You may contact Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397 if you have any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

<u>Via E-Mail</u>
Paul E. Denaro, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, NY 10005